Exhibit 99.2

BCE (1)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2016	Q4 2015	$ change	% change		TOTAL 2016	TOTAL 2015	$ change	% change
Operating revenues	5,702	5,603	99	1.8%		21,719	21,514	205	1.0%
Operating costs (A)	(3,521)	(3,462)	(59)	(1.7%)		(12,707)	(12,682)	(25)	(0.2%)
Post-employment benefit plans service cost	(60)	(68)	8	11.8%		(224)	(281)	57	20.3%
Adjusted EBITDA (2)	2,121	2,073	48	2.3%		8,788	8,551	237	2.8%
Adjusted EBITDA margin (2)	37.2%	37.0%		0.2	pts	40.5%	39.7%		0.8	pts
Severance, acquisition and other costs	(11)	(152)	141	92.8%		(135)	(446)	311	69.7%
Depreciation	(719)	(731)	12	1.6%		(2,877)	(2,890)	13	0.4%
Amortization	(165)	(136)	(29)	(21.3%)		(631)	(530)	(101)	(19.1%)
Finance costs
Interest expense	(225)	(226)	1	0.4%		(888)	(909)	21	2.3%
Interest on post-employment benefit obligations	(20)	(28)	8	28.6%		(81)	(110)	29	26.4%
Other (expense) income	(30)	(70)	40	57.1%		21	(12)	33	n.m.
Income taxes	(252)	(188)	(64)	(34.0%)		(1,110)	(924)	(186)	(20.1%)
Net earnings	699	542	157	29.0%		3,087	2,730	357	13.1%
Net earnings attributable to:
Common shareholders	657	496	161	32.5%		2,894	2,526	368	14.6%
Preferred shareholders	33	37	(4)	(10.8%)		137	152	(15)	(9.9%)
Non-controlling interest	9	9	-	-		56	52	4	7.7%
Net earnings	699	542	157	29.0%		3,087	2,730	357	13.1%
Net earnings per common share - basic	$0.75	$0.58	0.17	29.3%		$3.33	$2.98	$0.35	11.7%
Net earnings per common share - diluted	$0.75	$0.58	0.17	29.3%		$3.33	$2.98	$0.35	11.7%
Dividends per common share	$0.6825	$0.6500	$0.0325	5.0%		$2.7300	$2.6000	$0.1300	5.0%
Average number of common shares outstanding - basic (millions)	870.5	853.5				869.1	847.1
Average number of common shares outstanding - diluted (millions)	871.6	854.9				870.3	848.3
Number of common shares outstanding (millions)	870.7	865.6				870.7	865.6
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	657	496	161	32.5%		2,894	2,526	368	14.6%
Severance, acquisition and other costs	9	112	(103)	(92.0%)		104	327	(223)	(68.2%)
Net losses (gains) on investments	1	1	-	-		3	(21)	24	n.m.
Early debt redemption costs	-	6	(6)	(100.0%)		8	13	(5)	(38.5%)
Adjusted net earnings (2)	667	615	52	8.5%		3,009	2,845	164	5.8%
Impact on net earnings per share	$0.01	$0.14	$(0.13)	(92.9%)		$0.13	$0.38	$(0.25)	(65.8%)
Adjusted EPS (2)	$0.76	$0.72	$0.04	5.6%		$3.46	$3.36	$0.10	3.0%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Operating revenues	21,719	5,702	5,407	5,340	5,270	21,514	5,603	5,345	5,326	5,240
Operating costs (A)	(12,707)	(3,521)	(3,111)	(3,016)	(3,059)	(12,682)	(3,462)	(3,089)	(3,061)	(3,070)
Post-employment benefit plans service cost	(224)	(60)	(60)	(56)	(48)	(281)	(68)	(69)	(68)	(76)
Adjusted EBITDA	8,788	2,121	2,236	2,268	2,163	8,551	2,073	2,187	2,197	2,094
Adjusted EBITDA margin	40.5%	37.2%	41.4%	42.5%	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%
Severance, acquisition and other costs	(135)	(11)	(25)	(57)	(42)	(446)	(152)	(46)	(24)	(224)
Depreciation	(2,877)	(719)	(706)	(713)	(739)	(2,890)	(731)	(727)	(720)	(712)
Amortization	(631)	(165)	(161)	(156)	(149)	(530)	(136)	(133)	(134)	(127)
Finance costs
Interest expense	(888)	(225)	(227)	(217)	(219)	(909)	(226)	(227)	(230)	(226)
Interest on post-employment benefit obligations	(81)	(20)	(20)	(21)	(20)	(110)	(28)	(27)	(28)	(27)
Other income (expense)	21	(30)	(13)	41	23	(12)	(70)	35	43	(20)
Income taxes	(1,110)	(252)	(284)	(315)	(259)	(924)	(188)	(271)	(290)	(175)
Net earnings	3,087	699	800	830	758	2,730	542	791	814	583
Net earnings attributable to:
Common shareholders	2,894	657	752	778	707	2,526	496	739	759	532
Preferred shareholders	137	33	32	35	37	152	37	38	39	38
Non-controlling interest	56	9	16	17	14	52	9	14	16	13
Net earnings	3,087	699	800	830	758	2,730	542	791	814	583
Net earnings per common share - basic	$3.33	$0.75	$0.87	$0.89	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Net earnings per common share - diluted	$3.33	$0.75	$0.87	$0.89	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Dividends per common share	$2.7300	$0.6825	$0.6825	$0.6825	$0.6825	$2.6000	$0.6500	$0.6500	$0.6500	$0.6500
Average number of common shares outstanding - basic (millions)	869.1	870.5	869.9	869.1	867.1	847.1	853.5	848.9	844.9	841.0
Average number of common shares outstanding - diluted (millions)	870.3	871.6	871.4	870.3	868.1	848.3	854.9	850.1	846.2	842.6
Number of common shares outstanding (millions)	870.7	870.7	870.2	869.5	868.6	865.6	865.6	849.4	848.6	841.9
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	2,894	657	752	778	707	2,526	496	739	759	532
Severance, acquisition and other costs	104	9	20	44	31	327	112	35	16	164
Net losses (gains) on investments	3	1	12	2	(12)	(21)	1	16	(40)	2
Early debt redemption costs	8	-	-	-	8	13	6	-	-	7
Adjusted net earnings	3,009	667	784	824	734	2,845	615	790	735	705
Impact on net earnings per share	$0.13	$0.01	$0.04	$0.05	$0.03	$0.38	$0.14	$0.06	$(0.03)	$0.21
Adjusted EPS	$3.46	$0.76	$0.91	$0.94	$0.85	$3.36	$0.72	$0.93	$0.87	$0.84

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2016	Q4 2015	$ change	% change		TOTAL 2016	TOTAL 2015	$ change	% change

Revenues
Bell Wireless	1,883	1,770	113	6.4%		7,159	6,876	283	4.1%
Bell Wireline	3,137	3,161	(24)	(0.8%)		12,104	12,258	(154)	(1.3%)
Bell Media	845	816	29	3.6%		3,081	2,974	107	3.6%
Inter-segment eliminations	(163)	(144)	(19)	(13.2%)		(625)	(594)	(31)	(5.2%)
Total	5,702	5,603	99	1.8%		21,719	21,514	205	1.0%

Operating costs
Bell Wireless	(1,209)	(1,129)	(80)	(7.1%)		(4,156)	(4,048)	(108)	(2.7%)
Bell Wireline	(1,878)	(1,913)	35	1.8%		(7,062)	(7,258)	196	2.7%
Bell Media	(657)	(632)	(25)	(4.0%)		(2,338)	(2,251)	(87)	(3.9%)
Inter-segment eliminations	163	144	19	13.2%		625	594	31	5.2%
Total	(3,581)	(3,530)	(51)	(1.4%)		(12,931)	(12,963)	32	0.2%

Adjusted EBITDA
Bell Wireless	674	641	33	5.1%		3,003	2,828	175	6.2%
Margin	35.8%	36.2%		(0.4	) pts	41.9%	41.1%		0.8	pts
Bell Wireline	1,259	1,248	11	0.9%		5,042	5,000	42	0.8%
Margin	40.1%	39.5%		0.6	pts	41.7%	40.8%		0.9	pts
Bell Media	188	184	4	2.2%		743	723	20	2.8%
Margin	22.2%	22.5%		(0.3	) pts	24.1%	24.3%		(0.2	) pts
Total	2,121	2,073	48	2.3%		8,788	8,551	237	2.8%
Margin	37.2%	37.0%		0.2	pts	40.5%	39.7%		0.8	pts

Capital expenditures
Bell Wireless	193	193	-	-		733	716	(17)	(2.4%)
Capital intensity (3)	10.2%	10.9%		0.7	pts	10.2%	10.4%		0.2	pts
Bell Wireline	778	741	(37)	(5.0%)		2,936	2,809	(127)	(4.5%)
Capital intensity	24.8%	23.4%		(1.4	) pts	24.3%	22.9%		(1.4	) pts
Bell Media	22	24	2	8.3%		102	101	(1)	(1.0%)
Capital intensity	2.6%	2.9%		0.3	pts	3.3%	3.4%		0.1	pts
Total	993	958	(35)	(3.7%)		3,771	3,626	(145)	(4.0%)
Capital intensity	17.4%	17.1%		(0.3	) pts	17.4%	16.9%		(0.5	) pts

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15

Revenues
Bell Wireless	7,159	1,883	1,848	1,735	1,693	6,876	1,770	1,772	1,697	1,637
Bell Wireline	12,104	3,137	3,005	2,979	2,983	12,258	3,161	3,028	3,042	3,027
Bell Media	3,081	845	716	779	741	2,974	816	692	740	726
Inter-segment eliminations	(625)	(163)	(162)	(153)	(147)	(594)	(144)	(147)	(153)	(150)
Total	21,719	5,702	5,407	5,340	5,270	21,514	5,603	5,345	5,326	5,240

Operating costs
Bell Wireless	(4,156)	(1,209)	(1,052)	(963)	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Bell Wireline	(7,062)	(1,878)	(1,752)	(1,706)	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Bell Media	(2,338)	(657)	(529)	(556)	(596)	(2,251)	(632)	(509)	(525)	(585)
Inter-segment eliminations	625	163	162	153	147	594	144	147	153	150
Total	(12,931)	(3,581)	(3,171)	(3,072)	(3,107)	(12,963)	(3,530)	(3,158)	(3,129)	(3,146)

Adjusted EBITDA
Bell Wireless	3,003	674	796	772	761	2,828	641	758	717	712
Margin	41.9%	35.8%	43.1%	44.5%	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Bell Wireline	5,042	1,259	1,253	1,273	1,257	5,000	1,248	1,246	1,265	1,241
Margin	41.7%	40.1%	41.7%	42.7%	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Bell Media	743	188	187	223	145	723	184	183	215	141
Margin	24.1%	22.2%	26.1%	28.6%	19.6%	24.3%	22.5%	26.4%	29.1%	19.4%
Total	8,788	2,121	2,236	2,268	2,163	8,551	2,073	2,187	2,197	2,094
Margin	40.5%	37.2%	41.4%	42.5%	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%

Capital expenditures
Bell Wireless	733	193	195	183	162	716	193	184	188	151
Capital intensity	10.2%	10.2%	10.6%	10.5%	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Bell Wireline	2,936	778	756	733	669	2,809	741	716	696	656
Capital intensity	24.3%	24.8%	25.2%	24.6%	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
Bell Media	102	22	25	34	21	101	24	27	30	20
Capital intensity	3.3%	2.6%	3.5%	4.4%	2.8%	3.4%	2.9%	3.9%	4.1%	2.8%
Total	3,771	993	976	950	852	3,626	958	927	914	827
Capital intensity	17.4%	17.4%	18.1%	17.8%	16.2%	16.9%	17.1%	17.3%	17.2%	15.8%

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 5

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2016	Q4 2015	% change		TOTAL 2016	TOTAL 2015	% change
Bell Wireless
Revenues
Service	1,702	1,588	7.2%		6,602	6,246	5.7%
Product	170	171	(0.6%)		515	590	(12.7%)
Total external Bell Wireless revenues	1,872	1,759	6.4%		7,117	6,836	4.1%
Inter-segment	11	11	-		42	40	5.0%
Total Bell Wireless operating revenues	1,883	1,770	6.4%		7,159	6,876	4.1%
Operating costs	(1,209)	(1,129)	(7.1%)		(4,156)	(4,048)	(2.7%)
Adjusted EBITDA	674	641	5.1%		3,003	2,828	6.2%
Adjusted EBITDA margin (Total revenues)	35.8%	36.2%	(0.4	) pts	41.9%	41.1%	0.8	pts
Adjusted EBITDA margin (Service revenues)	39.6%	40.4%	(0.8	) pts	45.5%	45.3%	0.2	pts
Capital expenditures	193	193	-		733	716	(2.4%)
Capital intensity	10.2%	10.9%	0.7	pts	10.2%	10.4%	0.2	pts
Wireless gross activations	490,948	449,650	9.2%		1,654,882	1,600,147	3.4%
Postpaid	434,008	387,696	11.9%		1,408,030	1,338,141	5.2%
Wireless net activations	87,923	62,464	40.8%		223,041	127,203	75.3%
Postpaid	112,393	91,308	23.1%		315,311	265,369	18.8%
Wireless subscribers end of period (EOP)	8,468,872	8,245,831	2.7%		8,468,872	8,245,831	2.7%
Postpaid	7,690,727	7,375,416	4.3%		7,690,727	7,375,416	4.3%
Average revenue per user (3) (ARPU)($/month)	66.69	63.67	4.7%		65.46	63.09	3.8%
Churn (%) (3)(average per month)	1.60%	1.57%	(0.03	) pts	1.44%	1.51%	0.07	pts
Prepaid	3.01%	3.19%	0.18	pts	3.13%	3.32%	0.19	pts
Postpaid	1.45%	1.38%	(0.07	) pts	1.25%	1.28%	0.03	pts
Cost of acquisition (COA) (3) ($/subscriber)	541	525	(3.0%)		494	467	(5.8%)

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireless
Revenues
Service	6,602	1,702	1,711	1,610	1,579	6,246	1,588	1,619	1,539	1,500
Product	515	170	127	114	104	590	171	143	149	127
Total external Bell Wireless revenues	7,117	1,872	1,838	1,724	1,683	6,836	1,759	1,762	1,688	1,627
Inter-segment	42	11	10	11	10	40	11	10	9	10
Total Bell Wireless operating revenues	7,159	1,883	1,848	1,735	1,693	6,876	1,770	1,772	1,697	1,637
Operating costs	(4,156)	(1,209)	(1,052)	(963)	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Adjusted EBITDA	3,003	674	796	772	761	2,828	641	758	717	712
Adjusted EBITDA margin (Total revenues)	41.9%	35.8%	43.1%	44.5%	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Adjusted EBITDA margin (Service revenues)	45.5%	39.6%	46.5%	48.0%	48.2%	45.3%	40.4%	46.8%	46.6%	47.5%
Capital expenditures	733	193	195	183	162	716	193	184	188	151
Capital intensity	10.2%	10.2%	10.6%	10.5%	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Wireless gross activations	1,654,882	490,948	453,078	379,233	331,623	1,600,147	449,650	424,164	384,973	341,360
Postpaid	1,408,030	434,008	381,630	316,977	275,415	1,338,141	387,696	353,652	317,809	278,984
Wireless net activations	223,041	87,923	100,256	44,730	(9,868)	127,203	62,464	58,543	22,110	(15,914)
Postpaid	315,311	112,393	107,265	69,848	25,805	265,369	91,308	77,655	61,033	35,373
Wireless subscribers EOP	8,468,872	8,468,872	8,380,949	8,280,693	8,235,963	8,245,831	8,245,831	8,183,367	8,124,824	8,102,714
Postpaid	7,690,727	7,690,727	7,578,334	7,471,069	7,401,221	7,375,416	7,375,416	7,284,108	7,206,453	7,145,420
ARPU ($/month)	65.46	66.69	67.76	64.32	63.02	63.09	63.67	65.34	62.48	60.83
Churn (%)(average per month)	1.44%	1.60%	1.41%	1.35%	1.38%	1.51%	1.57%	1.49%	1.49%	1.47%
Prepaid	3.13%	3.01%	2.86%	3.21%	3.42%	3.32%	3.19%	2.98%	3.48%	3.60%
Postpaid	1.25%	1.45%	1.26%	1.15%	1.15%	1.28%	1.38%	1.31%	1.23%	1.18%
COA ($/subscriber)	494	541	459	478	494	467	525	446	434	452

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 7

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2016	Q4 2015	% change		TOTAL 2016	TOTAL 2015	% change
Bell Wireline
Revenues
Data	1,916	1,862	2.9%		7,350	7,163	2.6%
Local & access	753	802	(6.1%)		3,089	3,271	(5.6%)
Long distance	178	204	(12.7%)		741	831	(10.8%)
Equipment & other	237	250	(5.2%)		737	778	(5.3%)
Total external Bell Wireline revenues	3,084	3,118	(1.1%)		11,917	12,043	(1.0%)
Inter-segment revenues	53	43	23.3%		187	215	(13.0%)
Total Bell Wireline operating revenues	3,137	3,161	(0.8%)		12,104	12,258	(1.3%)
Operating costs	(1,878)	(1,913)	1.8%		(7,062)	(7,258)	2.7%
Adjusted EBITDA	1,259	1,248	0.9%		5,042	5,000	0.8%
Adjusted EBITDA margin	40.1%	39.5%	0.6	pts	41.7%	40.8%	0.9	pts
Capital expenditures	778	741	(5.0%)		2,936	2,809	(4.5%)
Capital intensity	24.8%	23.4%	(1.4	) pts	24.3%	22.9%	(1.4	) pts
High-speed Internet
High-speed Internet net activations	18,402	38,908	(52.7%)		85,099	155,052	(45.1%)
High-speed Internet subscribers EOP (A)	3,476,562	3,413,147	1.9%		3,476,562	3,413,147	1.9%
TV
Net subscriber (losses) activations	(964)	37,786	(102.6%)		6,413	107,380	(94.0%)
Internet protocol television (IPTV)	35,905	74,092	(51.5%)		155,153	253,329	(38.8%)
Total subscribers EOP	2,744,909	2,738,496	0.2%		2,744,909	2,738,496	0.2%
IPTV	1,337,944	1,182,791	13.1%		1,337,944	1,182,791	13.1%
Local
Network access services (NAS)
Residential	3,249,739	3,533,732	(8.0%)		3,249,739	3,533,732	(8.0%)
Business (A)	3,007,993	3,154,934	(4.7%)		3,007,993	3,154,934	(4.7%)
Total (A)	6,257,732	6,688,666	(6.4%)		6,257,732	6,688,666	(6.4%)
NAS net losses
Residential	(67,385)	(58,081)	(16.0%)		(283,993)	(278,124)	(2.1%)
Business	(33,245)	(48,829)	31.9%		(131,415)	(160,310)	18.0%
Total	(100,630)	(106,910)	5.9%		(415,408)	(438,434)	5.3%

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireline
Revenues
Data	7,350	1,916	1,833	1,807	1,794	7,163	1,862	1,770	1,774	1,757
Local & access	3,089	753	766	781	789	3,271	802	818	827	824
Long distance	741	178	189	183	191	831	204	207	207	213
Equipment & other	737	237	165	167	168	778	250	181	174	173
Total external Bell Wireline revenues	11,917	3,084	2,953	2,938	2,942	12,043	3,118	2,976	2,982	2,967
Inter-segment revenues	187	53	52	41	41	215	43	52	60	60
Total Bell Wireline operating revenues	12,104	3,137	3,005	2,979	2,983	12,258	3,161	3,028	3,042	3,027
Operating costs	(7,062)	(1,878)	(1,752)	(1,706)	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Adjusted EBITDA	5,042	1,259	1,253	1,273	1,257	5,000	1,248	1,246	1,265	1,241
Adjusted EBITDA margin	41.7%	40.1%	41.7%	42.7%	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Capital expenditures	2,936	778	756	733	669	2,809	741	716	696	656
Capital intensity	24.3%	24.8%	25.2%	24.6%	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
High-speed Internet
High-speed Internet net activations	85,099	18,402	39,375	7,539	19,783	155,052	38,908	57,888	18,606	39,650
High-speed Internet subscribers EOP (A)	3,476,562	3,476,562	3,458,160	3,418,785	3,411,246	3,413,147	3,413,147	3,374,239	3,316,351	3,297,745
TV
Net subscriber activations (losses)	6,413	(964)	(4,723)	2,101	9,999	107,380	37,786	25,914	16,690	26,990
IPTV	155,153	35,905	36,253	35,255	47,740	253,329	74,092	67,908	50,466	60,863
Total subscribers EOP	2,744,909	2,744,909	2,745,873	2,750,596	2,748,495	2,738,496	2,738,496	2,700,710	2,674,796	2,658,106
IPTV	1,337,944	1,337,944	1,302,039	1,265,786	1,230,531	1,182,791	1,182,791	1,108,699	1,040,791	990,325
Local
NAS
Residential	3,249,739	3,249,739	3,317,124	3,397,711	3,466,304	3,533,732	3,533,732	3,591,813	3,670,167	3,745,986
Business (A)	3,007,993	3,007,993	3,041,238	3,078,972	3,099,204	3,154,934	3,154,934	3,203,763	3,233,485	3,271,175
Total (A)	6,257,732	6,257,732	6,358,362	6,476,683	6,565,508	6,688,666	6,688,666	6,795,576	6,903,652	7,017,161
NAS net losses
Residential	(283,993)	(67,385)	(80,587)	(68,593)	(67,428)	(278,124)	(58,081)	(78,354)	(75,819)	(65,870)
Business	(131,415)	(33,245)	(37,734)	(20,232)	(40,204)	(160,310)	(48,829)	(29,722)	(37,690)	(44,069)
Total	(415,408)	(100,630)	(118,321)	(88,825)	(107,632)	(438,434)	(106,910)	(108,076)	(113,509)	(109,939)

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of Bell Aliant.

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 9

BCE
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	December 31	September 30	June 30	March 31	December 31
	2016	2016	2016	2016	2015
Debt due within one year	4,887	4,991	4,532	4,516	4,895
Long-term debt	16,572	16,505	15,817	15,837	15,390
Preferred shares - BCE (A)	2,002	2,002	2,002	2,002	2,002
Cash and cash equivalents	(853)	(1,393)	(615)	(423)	(613)
Net debt (2)	22,608	22,105	21,736	21,932	21,674

Net debt leverage ratio (2)	2.57	2.53	2.50	2.54	2.53
Adjusted EBITDA/net interest expense ratio(2)	9.31	9.21	9.09	8.89	8.76

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2016	Q4 2015	$ change	% change	TOTAL 2016	TOTAL 2015	$ change	% change
Free cash flow (FCF) (2)
Cash from operating activities	1,520	1,510	10	0.7%	6,643	6,274	369	5.9%
Capital expenditures	(993)	(958)	(35)	(3.7%)	(3,771)	(3,626)	(145)	(4.0%)
Dividends paid on preferred shares	(21)	(37)	16	43.2%	(126)	(150)	24	16.0%
Dividends paid by subsidiaries to non-controlling interest	(11)	(8)	(3)	(37.5%)	(46)	(41)	(5)	(12.2%)
Acquisition and other costs paid	28	159	(131)	(82.4%)	126	292	(166)	(56.8%)
Voluntary defined benefit pension plan contribution	400	250	150	60.0%	400	250	150	60.0%
FCF	923	916	7	0.8%	3,226	2,999	227	7.6%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2016	Q4 2016	Q3 2016	Q2 2016	Q1 2016	TOTAL 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015
FCF
Cash from operating activities	6,643	1,520	1,943	1,890	1,290	6,274	1,510	1,878	1,841	1,045
Capital expenditures	(3,771)	(993)	(976)	(950)	(852)	(3,626)	(958)	(927)	(914)	(827)
Dividends paid on preferred shares	(126)	(21)	(34)	(35)	(36)	(150)	(37)	(37)	(37)	(39)
Dividends paid by subsidiaries to non-controlling interest	(46)	(11)	(13)	(10)	(12)	(41)	(8)	(26)	(7)	-
Acquisition and other costs paid	126	28	31	39	28	292	159	33	48	52
Voluntary defined benefit pension plan contribution	400	400	-	-	-	250	250	-	-	-
FCF	3,226	923	951	934	418	2,999	916	921	931	231

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 10

BCE
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2016	September 30 2016	June 30 2016	March 31 2016	December 31 2015
ASSETS
Current assets
Cash	603	740	319	102	100
Cash equivalents	250	653	296	321	513
Trade and other receivables	2,979	2,710	2,671	2,817	3,009
Loan to related party	-	510	-	-	-
Inventory	403	420	415	414	416
Prepaid expenses	420	461	543	543	393
Other current assets	200	166	197	223	377
Total current assets	4,855	5,660	4,441	4,420	4,808
Non-current assets
Property, plant and equipment	22,346	21,878	21,719	21,582	21,630
Intangible assets	11,998	11,655	11,430	11,334	11,176
Deferred tax assets	89	121	116	105	89
Investments in associates and joint ventures	852	1,033	1,110	1,105	1,119
Other non-current assets	1,010	784	834	782	794
Goodwill	8,958	8,618	8,618	8,618	8,377
Total non-current assets	45,253	44,089	43,827	43,526	43,185
Total assets	50,108	49,749	48,268	47,946	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,326	4,025	3,996	4,077	4,287
Interest payable	156	149	142	146	148
Dividends payable	617	605	606	606	576
Current tax liabilities	122	144	122	37	86
Debt due within one year	4,887	4,991	4,532	4,516	4,895
Total current liabilities	10,108	9,914	9,398	9,382	9,992
Non-current liabilities
Long-term debt	16,572	16,505	15,817	15,837	15,390
Deferred tax liabilities	2,192	1,603	1,570	1,608	1,824
Post-employment benefit obligations	2,105	3,579	3,307	2,888	2,038
Other non-current liabilities	1,277	1,394	1,412	1,411	1,420
Total non-current liabilities	22,146	23,081	22,106	21,744	20,672
Total liabilities	32,254	32,995	31,504	31,126	30,664

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004	4,004
Common shares	18,370	18,340	18,300	18,251	18,100
Contributed surplus	1,160	1,151	1,140	1,124	1,150
Accumulated other comprehensive income	46	32	48	55	119
Deficit	(6,040)	(7,086)	(7,039)	(6,919)	(6,350)
Total equity attributable to BCE shareholders	17,540	16,441	16,453	16,515	17,023
Non-controlling interest	314	313	311	305	306
Total equity	17,854	16,754	16,764	16,820	17,329
Total liabilities and equity	50,108	49,749	48,268	47,946	47,993
Number of common shares outstanding (millions)	870.7	870.2	869.5	868.6	865.6

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 11

BCE
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2016	Q4 2015	$ change	TOTAL 2016	TOTAL 2015	$ change
Net earnings	699	542	157	3,087	2,730	357
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	11	152	(141)	135	446	(311)
Depreciation and amortization	884	867	17	3,508	3,420	88
Post-employment benefit plans cost	80	96	(16)	305	391	(86)
Net interest expense	220	223	(3)	875	900	(25)
(Gains) losses on investments	(10)	1	(11)	(58)	(72)	14
Income taxes	252	188	64	1,110	924	186
Contributions to post-employment benefit plans	(477)	(317)	(160)	(725)	(566)	(159)
Payments under other post-employment benefit plans	(21)	(19)	(2)	(76)	(75)	(1)
Severance and other costs paid	(36)	(44)	8	(231)	(190)	(41)
Interest paid	(221)	(229)	8	(882)	(911)	29
Income taxes paid (net of refunds)	(102)	(154)	52	(565)	(672)	107
Acquisition and other costs paid	(28)	(159)	131	(126)	(292)	166
Net change in operating assets and liabilities	269	363	(94)	286	241	45
Cash flows from operating activities	1,520	1,510	10	6,643	6,274	369
Capital expenditures	(993)	(958)	(35)	(3,771)	(3,626)	(145)
Cash dividends paid on preferred shares	(21)	(37)	16	(126)	(150)	24
Cash dividends paid by subsidiaries to non-controlling interest	(11)	(8)	(3)	(46)	(41)	(5)
Acquisition and other costs paid	28	159	(131)	126	292	(166)
Voluntary defined benefit pension plan contribution	400	250	150	400	250	150
Free cash flow	923	916	7	3,226	2,999	227
Business acquisitions	(158)	(25)	(133)	(404)	(311)	(93)
Acquisition and other costs paid	(28)	(159)	131	(126)	(292)	166
Voluntary defined benefit pension plan contribution	(400)	(250)	(150)	(400)	(250)	(150)
Business dispositions	(2)	-	(2)	18	409	(391)
Decrease in investments	85	1	84	107	11	96
Acquisition of spectrum licences	-	(1)	1	(1)	(535)	534
Loan to related party	(7)	-	(7)	(517)	-	(517)
Other investing activities	(16)	(37)	21	(16)	(62)	46
Increase (decrease) in notes payable and bank advances	89	(596)	685	991	76	915
(Reduction) increase in securitized trade receivables	(305)	-	(305)	-	10	(10)
Issue of long-term debt	-	996	(996)	2,244	1,498	746
Repayment of long-term debt	(124)	(1,107)	983	(2,516)	(2,084)	(432)
Issue of common shares	1	888	(887)	99	952	(853)
Common shares issuance cost	-	(35)	35	-	(35)	35
Repurchase of shares for settlement of share-based payments	(12)	(41)	29	(106)	(138)	32
Cash dividends paid on common shares	(593)	(552)	(41)	(2,305)	(2,169)	(136)
Other financing activities	7	(7)	14	(54)	(32)	(22)
	(1,463)	(925)	(538)	(2,986)	(2,952)	(34)
Net (decrease) increase in cash and cash equivalents	(540)	(9)	(531)	240	47	193
Cash and cash equivalents at beginning of period	1,393	622	771	613	566	47
Cash and cash equivalents at end of period	853	613	240	853	613	240

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Net earnings	3,087	699	800	830	758	2,730	542	791	814	583
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	135	11	25	57	42	446	152	46	24	224
Depreciation and amortization	3,508	884	867	869	888	3,420	867	860	854	839
Post-employment benefit plans cost	305	80	80	77	68	391	96	96	96	103
Net interest expense	875	220	222	215	218	900	223	225	229	223
(Gains) losses on investments	(58)	(10)	(34)	2	(16)	(72)	1	19	(94)	2
Income taxes	1,110	252	284	315	259	924	188	271	290	175
Contributions to post-employment benefit plans	(725)	(477)	(78)	(80)	(90)	(566)	(317)	(76)	(92)	(81)
Payments under other post-employment benefit plans	(76)	(21)	(17)	(19)	(19)	(75)	(19)	(18)	(18)	(20)
Severance and other costs paid	(231)	(36)	(48)	(61)	(86)	(190)	(44)	(45)	(52)	(49)
Interest paid	(882)	(221)	(219)	(221)	(221)	(911)	(229)	(225)	(230)	(227)
Income taxes paid (net of refunds)	(565)	(102)	(123)	(102)	(238)	(672)	(154)	(66)	(119)	(333)
Acquisition and other costs paid	(126)	(28)	(31)	(39)	(28)	(292)	(159)	(33)	(48)	(52)
Net change in operating assets and liabilities	286	269	215	47	(245)	241	363	33	187	(342)
Cash flows from operating activities	6,643	1,520	1,943	1,890	1,290	6,274	1,510	1,878	1,841	1,045
Capital expenditures	(3,771)	(993)	(976)	(950)	(852)	(3,626)	(958)	(927)	(914)	(827)
Cash dividends paid on preferred shares	(126)	(21)	(34)	(35)	(36)	(150)	(37)	(37)	(37)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(46)	(11)	(13)	(10)	(12)	(41)	(8)	(26)	(7)	-
Acquisition and other costs paid	126	28	31	39	28	292	159	33	48	52
Voluntary defined benefit pension plan contribution	400	400	-	-	-	250	250	-	-	-
Free cash flow	3,226	923	951	934	418	2,999	916	921	931	231
Business acquisitions	(404)	(158)	-	(1)	(245)	(311)	(25)	(2)	(284)	-
Acquisition and other costs paid	(126)	(28)	(31)	(39)	(28)	(292)	(159)	(33)	(48)	(52)
Voluntary defined benefit pension plan contribution	(400)	(400)	-	-	-	(250)	(250)	-	-	-
Business dispositions	18	(2)	2	2	16	409	-	2	407	-
Decrease in investments	107	85	22	-	-	11	1	6	-	4
Acquisition of spectrum licences	(1)	-	-	(1)	-	(535)	(1)	(5)	(429)	(100)
Loan to related party	(517)	(7)	(510)	-	-	-	-	-	-	-
Other investing activities	(16)	(16)	(21)	(14)	35	(62)	(37)	(19)	(7)	1
Increase (decrease) in notes payable and bank advances	991	89	4	173	725	76	(596)	555	(574)	691
(Reduction) increase in securitized trade receivables	-	(305)	305	-	-	10	-	(305)	315	-
Issue of long-term debt	2,244	-	1,497	-	747	1,498	996	-	-	502
Repayment of long-term debt	(2,516)	(124)	(812)	(270)	(1,310)	(2,084)	(1,107)	(108)	(723)	(146)
Issue of common shares	99	1	6	19	73	952	888	7	19	38
Common shares issuance cost	-	-	-	-	-	(35)	(35)	-	-	-
Repurchase of shares for settlement of share-based payments	(106)	(12)	(15)	(11)	(68)	(138)	(41)	(11)	(13)	(73)
Cash dividends paid on common shares	(2,305)	(593)	(594)	(592)	(526)	(2,169)	(552)	(551)	(547)	(519)
Other financing activities	(54)	7	(26)	(8)	(27)	(32)	(7)	(4)	(3)	(18)
	(2,986)	(1,463)	(173)	(742)	(608)	(2,952)	(925)	(468)	(1,887)	328
Net increase (decrease) in cash and cash equivalents	240	(540)	778	192	(190)	47	(9)	453	(956)	559
Cash and cash equivalents at beginning of period	613	1,393	615	423	613	566	622	169	1,125	566
Cash and cash equivalents at end of period	853	853	1,393	615	423	613	613	622	169	1,125

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 13

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

(2)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 14

Accompanying Notes

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 15

Accompanying Notes

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

BCE Supplementary Financial Information - Fourth Quarter 2016 Page 16